UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)

Southwest Gas Holdings, Inc.

(Name of Subject Company)

Southwest Gas Holdings, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $1 per share

Preferred Stock Purchase Rights

(Title of Class of Securities)

844895102

(CUSIP Number of Class of Securities)

Karen S. Haller

Executive Vice President / Chief Legal & Administrative Officer

Southwest Gas Holdings, Inc.

8360 S. Durango Dr., P.O. Box 98510

Las Vegas, Nevada

(702) 876-7237

(Name, Address and Telephone Number, including area code, of Agent For Service)

With copies to:

Brandon C. Parris Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105 (415) 268-7000	Spencer D. Klein Morrison & Foerster LLP 250 West 55th Street New York, NY 10019 (212) 468-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 14 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Southwest Gas Holdings, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on November 9, 2021. The Statement relates to the unsolicited tender offer by IEP Utility Holdings LLC, a Delaware limited liability company, and Icahn Enterprises Holdings L.P., a Delaware limited partnership, to purchase any and all of the issued and outstanding shares of common stock, par value $1 per share, of the Company at a price of $82.50 per share, in cash, without interest and less any applicable withholding taxes. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.

The Statement is hereby amended and supplemented as follows:

Item 1 Subject Company Information

The last sentence under the subsection entitled Securities is amended and restated in its entirety as follows:

As of March 21, 2022, there were 60,523,873 Shares outstanding, no outstanding stock options and 355,508 Shares issuable upon the vesting of unvested time-lapse RSUs, Performance Shares and Non-threshold Performance Shares (each as defined below), assuming the Performance Shares and Non-threshold Performance Shares vest at target (potential Shares issued range from 0 to 195 percent of the target awards).

Item 2 Identity and Background of Filing Person

The third paragraph under the subsection entitled Tender Offer is amended and restated as follows:

According to the Schedule TO, the purpose of the Offer is for Icahn Enterprises L.P., through the Offeror, to acquire any and all Shares validly tendered and not properly withdrawn prior to the expiration date of the Offer, which is 12:00 midnight, New York City time, on Thursday, April 21,2022, unless extended or earlier terminated by the Offeror (the “Expiration Date”).

Items 2 through 4 and 8

All references in the Statement to the Offer price are amended to refer to $82.50 per Share, in cash, without interest, less any applicable withholding taxes.

Items 2, 4, 8 and Annex A

All references in the Statement to the conditions of the Offer are amended to remove the Regulatory Approval Condition and to include the following as a condition to the Offer:

A majority of the members of the Icahn Slate are elected and seated as members of the board of directors of the Company at the 2022 Annual Meeting or at any subsequently called special meeting for such purpose (the “Board Condition”).

Item 3 Past Contacts, Transactions, Negotiations and Agreements

The first two paragraphs under Item 3 are amended and restated in their entirety as follows, and Exhibit (e)(1) to the Statement is amended and restated in its entirety by Exhibit (e)(1) to this Amendment:

Except as described in this Statement or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 24, 2022 (the “2022 Proxy Statement”), relating to the Company’s 2022 Annual Meeting of Stockholders, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this

Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors or affiliates, or (ii) the Offeror or any of its executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) contains the following sections from the 2022 Proxy Statement: “Governance of the Company—Securities Ownership by Directors, Director Nominees, Executive Officers, and Certain Beneficial Owners,” “Executive Compensation—Compensation Discussion and Analysis,” “Executive Compensation Tables—Summary Compensation Table (2021, 2020 and 2019),” “Executive Compensation Tables—Grants of Plan Based Awards (2021),” “Executive Compensation Tables—Outstanding Equity Awards at Fiscal Year End 2021,” “Executive Compensation Tables—Pension Benefits,” “Executive Compensation Tables—Non-Qualified Deferred Compensation (2021),” “Executive Compensation Tables—Post Termination Benefits” and “Director Compensation.”

Any information contained in the sections from the 2022 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

The paragraph under the subsection entitled Shares Held by Non-Employee Directors and Executive Officers of the Company is amended and restated in its entirety as follows:

As a group, the non-employee directors and executive officers of the Company hold an aggregate of approximately 546,140 Shares as of March 21, 2022. If the Company’s non-employee directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, then they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company who tender their Shares. If the non-employee directors and executive officers were to tender all of the 546,140 owned by them for purchase pursuant to the Offer and those Shares were purchased by the Offeror for $82.50 per Share, then the non-employee directors and executive officers would receive an aggregate amount of approximately $45.1 million in cash. To the knowledge of the Company, none of the Company’s non-employee directors or executive officers currently intends to tender any of their Shares pursuant to the Offer.

The paragraph under the subsection entitled Restricted Stock Units is amended and restated in its entirety as follows:

As of March 21, 2022, five executive officers of the Company held RSUs in respect of 40,262 Shares in the aggregate, all of which were unvested. As of March 21, 2022, 11 non-employee directors of the Company held RSUs in respect of 226,924 Shares in the aggregate, all of which were vested and held as deferred compensation. If the Offer were completed at a price of $82.50 per Share, the aggregate value of the shares subject to all outstanding RSUs held by (a) the executive officers would be $3,321,615 and (b) the non-employee directors would be $18,721,239.

The paragraph under the subsection entitled Performance Shares is amended and restated in its entirety as follows:

As of March 21, 2022, five executive officers of the Company held 179,100 Performance Shares in the aggregate (assuming satisfaction of performance goals based on target performance), all of which were unvested. The non-employee directors of the Company do not hold Performance Shares. If the Offer were completed at a price of $82.50 per Share, the aggregate value of all outstanding Performance Shares held by the executive officers would be $14,775,735 (assuming satisfaction of performance goals based on target performance).

The paragraph under the subsection entitled Non-threshold Performance Shares is amended and restated in its entirety as follows:

As of March 21, 2022, one executive officer of the Company held 9,849 Non-threshold Performance Shares in the aggregate (assuming satisfaction of performance goals based on target performance), all of which were unvested. The non-employee directors of the Company do not hold Non-threshold Performance Shares. If the Offer were completed at a price of $82.50 per Share, the aggregate value of all outstanding Non-threshold Performance Shares held by the executive officer would be $812,562 (assuming satisfaction of performance goals based on target performance).

Item 4 The Solicitation or Recommendation.

The text added to the Statement under the subsection entitled Background of the Offer; Reasons for the Recommendation—Background of the Offer pursuant to Amendment No. 9 is hereby replaced with the following disclosure:

Also on November 9, 2021, continuing its commitment to Board refreshment, the Board announced the appointment of E. Renae Conley and Carlos A. Ruisanchez to the Board, in each case, effective January 1, 2022, and the retirement of Michael J. Melarkey and Stephen C. Comer, effective immediately before the 2022 Annual Meeting, due to their attainment of the Company’s mandatory retirement age. Ms. Conley’s and Mr. Ruisanchez’s appointment was the culmination of an extensive Board-led search which began in the first quarter of 2021. With these changes to the Board, following the 2022 Annual Meeting, the Board would be comprised of 10 directors, 9 of whom are independent and 4 of whom had joined the Board in the last 3 years.

Later that day, the Company conducted its third quarter 2021 earnings call. During the call, Mr. Hester highlighted how the Questar transaction is forecasted to be accretive to earnings in 2022 and that the transaction will, among other things, position the Company to support the delivery of reliable and affordable energy services in both the short- and long-term. The earnings call also included further insight from Mr. Hester as to how the Riggs Distler transaction will accelerate earnings per share and dividends for the Company’s stockholders.

Also on November 9, 2021, Mr. Icahn issued an open letter to the Company’s stockholders in response to this Statement.

On November 11, 2021, Mr. Icahn issued an open letter to the Board, threatening to sue the Company if it raises equity financing at a share price of less than $75 per share without first negotiating with him.

On November 15, 2021, Mr. Icahn notified the Company of, and issued a press release announcing, Mr. Icahn’s intent to nominate 10 nominees for election to the Board at the 2022 Annual Meeting and to submit two proposals for stockholder approval.

Mr. Icahn’s first proposal would ask the stockholders to call a special stockholders’ meeting in the event that Mr. Icahn’s slate of director nominees were unable to be elected at the 2022 Annual Meeting because the regulatory approvals necessary to elect Mr. Icahn’s nominees had not yet been obtained (the “Special Meeting Proposal”). If approved, the special stockholders’ meeting would take place no later than 45 days following the receipt of all such regulatory approvals. At the special stockholders’ meeting, Mr. Icahn’s slate of director nominees would be up for nomination to the Board. The Company has rejected the Special Meeting Proposal, on the basis that it is illegal under Delaware law as well as not permitted by the Company’s organizational documents. The second proposal would be to repeal any amendment to the Company’s Bylaws adopted after October 19, 2021 that prevents Mr. Icahn’s full slate of director nominees from being elected to the Board (the “Bylaw Restoration Proposal”).

Also on November 15, 2021, the Company issued a public statement, stating among other things that, consistent with the Company’s governance arrangements, the Board would review Mr. Icahn’s slate of directors with the Nominating and Corporate Governance Committee. In addition, the public statement asserted that the nomination of Mr. Icahn’s slate of directors “is the latest step in Mr. Icahn’s efforts to take control of Southwest Gas without paying a control premium” and that the Board is committed to determining the financing strategy for the Questar transaction that is in the long-term best interest of all of the Company’s stockholders. The public statement also provided that “the Board values constructive dialogue with its investors with the mutual goal of enhancing value for all stakeholders– including for our local communities in partnership with our regulators in each of our three state commissions. As we do with all stockholders, members of the Company’s management team have engaged directly with Icahn to hear his views and share ours. In these conversations, Icahn has criticized the pending Questar Pipelines acquisition and pressured Southwest Gas to pursue different alternatives for financing the acquisition – some of which treat Icahn differently than other stockholders.”

Between November 18, 2021 and November 22, 2021, the respective counsel for Mr. Icahn and the Company exchanged communications regarding the Company’s rejection of the Special Meeting Proposal.

On November 24, 2021, Mr. Icahn publicly circulated a stockholder presentation critical of the Company’s management and the Board and in which, among other things, Mr. Icahn disclosed certain of his plans regarding the operation of the Company. Mr. Icahn did not discuss these plans with the Company before publicly disclosing them.

Also on November 24, 2021, Mr. Hester and certain other members of management had a telephone call with Mr. Icahn and several of his representatives. Mr. Icahn again repeated his criticism of the Questar transaction and the potential equity financing and again mentioned his proposal to backstop a rights offering. He also indicated his desire for Board representation.

On November 29, 2021, certain affiliates of Mr. Icahn sued the Company and the Board in the Delaware Court of Chancery (the “Lawsuit”). The Lawsuit, among other things, sought to impede the Company’s permanent financing for the Questar transaction by seeking a restraining order that would prevent the Company from selling shares at a price below $75 per share or to anyone that the Board reasonably knows is likely to support the Board at the 2022 Annual Meeting. The Lawsuit also alleged that the Company improperly rejected the Special Meeting Proposal, which the Company rejected on the basis that it is illegal under Delaware Law as well as not permitted by the Company’s organizational documents.

Since its initial consideration of the Questar transaction, the Board, together with its outside financial advisors, has continued its ongoing evaluation of the various financial alternatives for the permanent financing for the Questar transaction that would be in the long-term best interest of all of the Company’s stockholders. This review includes a comprehensive assessment of a range of alternatives, including Mr. Icahn’s financing proposals and the pro rata rights offering proposed by Mr. Icahn. Over the course of its review process, the Company and its financial advisors contacted and engaged with numerous financing sources, including both debt financing and equity financing. In accordance with the Board’s ongoing evaluation, Southwest Gas entered into a 364-day term loan agreement (the “Bridge Facility”) on November 1, 2021, which has provided the Company with the flexibility to consider a range of permanent financing alternatives for the Questar transaction.

In addition, the Company has continued its extensive engagement program with the Company’s stockholders, including various meetings (in person or electronically) with a number of the Company’s stockholders.

On December 7, 2021, affiliates of Mr. Icahn amended the Schedule TO and provided additional disclosure with respect to Mr. Icahn’s plans for the Company. Mr. Icahn did not discuss these plans with the Company before filing the amendment. In addition, the amended Schedule TO provided additional disclosure with respect to certain of the regulatory approvals required to seat Mr. Icahn’s slate of nominees as well as to consummate the Offer. In particular, the amended Schedule TO provided that Mr. Icahn would be seeking approval for the election of his slate and for consummating the Offer from regulators in Arizona, California and Nevada (the “Regulatory Approval Condition”). The amended Schedule TO only provided that Mr. Icahn “intends” to file applications for such approvals and did not otherwise provide a timeline for making these applications. It also stated that Mr. Icahn does not know how long the process for satisfying the Regulatory Approval Condition will take.

On December 15, 2021, Mr. Icahn publicly circulated a stockholder presentation, substantially similar to the one filed on November 24, 2021, critical of the Company’s management and the Board and in which, among other things, Mr. Icahn disclosed certain of his plans regarding the operation of the Company. Mr. Icahn did not discuss these plans with the Company before publicly disclosing them.

On December 21, 2021, the Delaware Court of Chancery denied Mr. Icahn’s motion for a temporary restraining order that would have constrained the Company’s ability to raise permanent financing for the Questar transaction.

On December 24, 2021, Mr. Icahn extended the expiration date of the Offer from December 27, 2021 to January 26, 2022. In response, the Company issued a press release announcing that it continues to recommend that the Company’s stockholders not tender any shares into the Offer.

On December 27, 2021, Mr. Hester and certain other members of management had a telephone call with Mr. Icahn and several of his representatives. During that call, the Company discussed the status of the Questar transaction with Mr. Icahn. Mr. Icahn reiterated his interest in providing financing to the Company.

On December 31, 2021, the Company completed the Questar acquisition, which was financed with the Bridge Facility.

On January 14, 2022, the Company amended this Statement and disclosed that the Board adopted a Board resolution designating Mr. Icahn’s slate as “continuing directors,” should they be elected to the Board at the 2022 Annual Meeting, for the sole purpose of ensuring that their election would not trigger an event of default under certain of the Company’s indebtedness.

On January 20, 2022, as part of the nominee evaluation process in connection with the 2022 Annual Meeting, the Company invited each of Mr. Icahn’s nominees to be interviewed by members of the Nominating and Corporate Governance Committee of the Board. None of the nominees has responded to the Company’s invitation, let alone agreed to be interviewed.

On January 26, 2022, Mr. Icahn amended the Schedule TO to add, as a new condition to the Offer, the requirement that a majority of Mr. Icahn’s slate of director nominees be elected to the Board at either the 2022 Annual Meeting or any subsequently called special meeting (the “Board Condition”). The amended Schedule TO also extended the expiration date of the Offer from January 26, 2022 to February 23, 2022.

In addition, Mr. Icahn announced that he intends to restructure the Offer so that, upon its closing, if shares are tendered that would result in Mr. Icahn and his affiliates holding more than 24.9% of the outstanding shares, then all shares held by Mr. Icahn and his affiliates in excess of 24.9% would be transferred to one or more independent trusts with third-party trustees. The trust or trusts will be the record owner of the transferred shares and the trustee(s) would have the right to vote the shares in the trustee(s)’ discretion. Mr. Icahn would select the trustee or trustees, and would also have the power to remove and replace the trustee(s) at any time with or without cause. Mr. Icahn would also retain all of the economics, and the trustee(s) would generally not have dispositive control over the shares in the trust(s).

According to Mr. Icahn, as stated in an open letter to the Company’s stockholders on January 26, 2022, he amended the Schedule TO in this manner because he believes it circumvents the need to obtain the regulatory approvals set forth in the Regulatory Approval Condition in order to consummate the Offer. Despite this belief, at that time Mr. Icahn neither amended the Schedule TO to remove the Regulatory Approval Condition nor revoked his intention to submit the Special Meeting Proposal at the 2022 Annual Meeting. In addition, to the Company’s knowledge, none of the applicable state regulatory authorities has endorsed this structure as removing the requirement for regulatory approval.

In the amended Schedule TO, Mr. Icahn also did not alter his belief that certain state regulatory approvals would be required before Mr. Icahn’s slate could be elected to the Board. As of the date of this filing, none of these approvals has been obtained nor, to the Company’s knowledge, have any applications in respect thereof been made.

On January 27, 2022, the Company issued a press release stating that Mr. Icahn’s amended Schedule TO “further reinforces our belief that the Icahn slate has been assembled with one goal in mind—to facilitate Mr. Icahn’s effort to take control of Southwest Gas without paying a control premium to Southwest Gas stockholders.” In addition, the Company noted in the press release that “Mr. Icahn does not have regulatory approval to proceed with his Offer or take control of the Southwest Gas Board through a proxy contest. Further, Mr. Icahn has not waived, nor satisfied, the Regulatory Approval condition to his Offer.”

On February 11, 2022, the Company filed a motion for summary judgment in the Lawsuit regarding the Special Meeting Proposal on the basis that the Special Meeting Proposal is not lawful and not consistent with the Company’s organizational documents.

On February 21, 2022, representatives of Lazard had a telephone call with Mr. Icahn and several of his representatives. The purpose of the call was for Lazard to invite Mr. Icahn and his representatives to share the terms they proposed for Mr. Icahn’s potential financing to replace the Bridge Facility. However, Mr. Icahn declined to propose any terms. Mr. Icahn restated his objective to purchase the Company for $75 per share as his priority as compared to providing any financing on its own. Moreover, Mr. Icahn stated that he would only be willing to provide financing if the Offer closed first or, if the Company agreed to move forward with the Offer and it did not close, he would provide financing on terms that he declined to define.

On February 21, 2022, Lazard followed up by email with a request for proposed financing terms and asked Mr. Icahn to complete a questionnaire including questions concerning specific types of equity, ratios of any such equity if a financing were to consist of multiple components and other proposed terms, such as exit requirements and governance rights.

On February 23, 2022, Mr. Icahn amended the Schedule TO to extend the expiration date of the Offer from February 23, 2022 to March 23, 2022.

On March 1, 2022, after refusing to provide such information to Lazard, Mr. Icahn publicly disclosed his purported responses to the questionnaire provided by Lazard on February 21, 2022. However, in his responses, Mr. Icahn failed to respond to a number of direct questions and did not provide any specific proposed terms.

On March 14, 2022, Mr. Icahn amended the Schedule TO to increase the offer price to be paid in the Offer from $75 per share to $82.50 per share in cash, upon the terms set forth in the Schedule TO. On March 14, 2022, the Company issued a press release stating that the Board, consistent with its fiduciary duties and in consultation with its independent financial and legal advisors, would carefully review and evaluate the revised Offer to determine the course of action that the Board believes to be in the best interests of the Company’s stockholders.

On March 15, 2022, the Delaware Court of Chancery held a hearing on the Company’s and the director defendants’ motion for summary judgment on counts IV and V of Mr. Icahn’s Verified Complaint for Injunctive and Declaratory Relief in the Lawsuit, relating to the Company’s exclusion of the Special Meeting Proposal. The Court has not yet rendered a decision on the motion.

On March 23, 2022, the Board met via video conference with certain members of the Company’s management and advisors, including representatives of Lazard, Moelis, MoFo, and Cravath. Members of Lazard, MoFo and Cravath discussed Mr. Icahn’s amended Offer, and discussed with the Board potential next steps. Members of Lazard and Moelis discussed their preliminary views on valuation and their assessment of the revised offer price. MoFo reviewed the Board’s fiduciary duties and certain legal matters in connection with the Offer.

On March 24, 2022, Mr. Icahn amended the Schedule TO to extend the expiration date of the Offer from March 23, 2022 to April 21, 2022 and to remove the Regulatory Approval Condition as a condition to the Offer.

Also on March 24, 2022, the Company filed its definitive proxy statement on Schedule 14A relating to the 2022 Annual Meeting.

On March 25, 2022, the Board met via video conference with certain members of the Company’s management and advisors, including representatives of Lazard, Moelis, MoFo, and Cravath. The Board continued its consideration of various factors relating to the Offer. At the meeting, each of Lazard and Moelis informed the Board of their respective financial analyses with respect to the Offer and rendered their respective oral opinions to the Board, each subsequently confirmed in writing, to the effect that, as of March 25, 2022, and based upon and subject to the assumptions, qualifications, matters and limitations set forth in their respective written opinions, the consideration proposed to be paid to the holders (other than the Offeror and any of its affiliates) of Shares pursuant to the Offer was inadequate from a financial point of view to such holders. After discussion, the Board unanimously determined (1) that the Offer is inadequate, undervalues the Company, is illusory, highly conditional and coercive, and is not in the best interests of Southwest Gas and its stockholders, and (2) that the Board would recommend that stockholders reject the Offer and not tender any Shares into the Offer.

On March 28, 2022, the Company issued a press release announcing the Board’s recommendation that stockholders reject the Offer and not tender their Shares in the Offer.

The disclosure under the subsection entitled Background of the Offer; Reasons for the Recommendation—Reasons for the Recommendation is hereby amended and restated in its entirety as follows:

The Board has determined that the Offer is not in the best interests of Southwest Gas stockholders. Accordingly, the Board unanimously recommends that Southwest Gas stockholders reject the Offer and not tender any Shares pursuant to the Offer.

In reaching this conclusion and making its recommendation to reject the Offer, the Board consulted with its independent financial and legal advisors and management and took into account numerous factors, including but not limited to the following:

I.	The Offer is inadequate and undervalues Southwest Gas.

The Offer undervalues Southwest Gas, as it does not reflect Southwest Gas’ strong track record of value creation and disregards Southwest Gas’ compelling prospects for continued growth and the ongoing creation of sustainable, long-term stockholder value. The Board and management have been and will continue to be focused on optimizing the value of Southwest Gas’ component businesses as well as Southwest Gas as a whole and are focused on implementing plans that they believe will further drive stockholder value and relative stock price performance, including the announced separation of Southwest Gas’ utility infrastructure services business, Centuri.

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The Board and management have delivered strong, consistent financial and operational performance. In evaluating the Offer, the Board considered Southwest Gas’ track record of delivering attractive, risk-adjusted total returns comprised of stable earnings growth and a meaningful dividend. Southwest Gas’ strong operational success has yielded a 5-year compound annual growth rate (“CAGR”) from 2015 to 2020 of 11.4% in net income and 6% in revenue. Southwest Gas has also consistently increased its dividend, growing at a 5-year CAGR from 2016 to 2021 of 5.8% and returning approximately $517 million to stockholders from 2016 to 2020. Southwest Gas is committed to continuing this strong record of capital return and, following the separation of Centuri, plans to evaluate an increase in the payout ratio to at least levels competitive with pure-play utilities.

In addition, Southwest Gas’ public utility, Southwest Gas Corporation, which serves customers in portions of Arizona, Nevada, and California, has delivered a 79% increase in rate base since 2017. Southwest Gas had near record growth in rate base in 2021. This followed a successful 2020, where Southwest Gas received constructive rate case outcomes in all three jurisdictions that resulted in an increase in rate base of over $1 billion, as well as approval of new supportive regulatory mechanisms. Importantly, this rate base growth has been pursued in a responsible manner from the perspective of stakeholders—that is, while managing the impact of cost to customers and doing so in a way that maximizes safety and reliability.

During the last four years, in respect of Centuri, the Board and management have successfully integrated three acquisitions, which has resulted in Centuri’s revenue nearly doubling—from approximately $1.2 billion to approximately $2.2 billion—and has transformed Centuri into a business with a significant and diversified scope in the areas of customer type, geography and service offerings. Indeed, Centuri now serves the entire utility and infrastructure value chain nationally. This growth has been pursued with a focus on value creation through organic and inorganic activities. Centuri’s recent acquisition of Riggs Distler in 2021 is just the latest in the series of actions that has contributed to this narrative.

The Board and management’s execution of these efforts has resulted in significant growth and created compelling value for stockholders.

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Southwest Gas’ standalone plan has positioned it for significant value creation. The Offer is an opportunistic attempt by Mr. Icahn to take advantage of opportunities that should benefit all stockholders.

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Public Utility Business Growth. The Board expects the significant expansion in Southwest Gas’ public utility customer base to persist, as residents and businesses continue to move into its geographic footprint, drawn by robust economies, job growth, attractive business climates and excellent quality of life. As a result, Southwest Gas’ public utility has a strong rate base and is expected to grow 7% per year over 2022-2026. As has been the case historically, this rate base growth will be pursued in a responsible manner from the perspective of stakeholders.

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MountainWest. The recent acquisition of MountainWest Pipelines Holding Company (“MountainWest”), formerly Dominion Energy Questar Pipeline, LLC, which operates more than 2,000 miles of highly contracted, FERC-regulated interstate national pipelines, provides a complementary and compelling suite of high-return assets that is expected to drive value by supporting dividend growth and accretion to cash flow and earnings in 2022. MountainWest significantly broadens Southwest Gas’ flexibility to source and allocate growth capital. More than 90% of MountainWest’s revenue is contracted and over 70% of revenues are backed by investment grade customers. In addition, MountainWest provides improved rate base and regulatory diversification, as well as strong, stable cash flows, thereby reducing Southwest Gas’ reliance on capital markets for the significant capital investment required to invest in Southwest Gas’ continued local distribution company growth. MountainWest also positions Southwest Gas to deliver on numerous attractive opportunities in the energy transition with renewable natural gas, responsibly sourced natural gas, hydrogen and CO2 transportation.

•	Centuri Spin-Off. The Board expects the spin-off of Centuri to create significant financial benefits for both Southwest Gas and Centuri, including:

•	Unlocking value for stockholders and enhancing value transparency through more direct comparability to pure-play industry peers;

•	Flexibility to meaningfully reduce future equity financing needs, including with respect to MountainWest;

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Compelling financial profiles that more accurately reflect the strengths and opportunities of each business, and as a result, enabling them to more efficiently finance themselves while providing a more targeted investment opportunity for stockholders;

•	Improved capital allocation efficiency and strategic flexibility based on the specific initiatives and objectives of each business; and

•	Distinct and expanding market opportunities and specific customer bases with enhanced potential for customer base expansion and organic growth.

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The Board has received an inadequacy opinion from each of Lazard and Moelis. The Board considered the fact that on March 25, 2022, Lazard rendered an oral opinion to the Board, subsequently confirmed in writing, to the effect that, as of March 25, 2022, and based upon and subject to the assumptions, qualifications, matters and limitations set forth in its written opinion, the consideration proposed to be paid to the holders (other than Offeror and any of its affiliates) of Shares pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Lazard, dated March 25, 2022, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is attached as Exhibit (a)(26) to this Statement. Lazard provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinion of Lazard is not a recommendation as to whether any holder of Shares should tender its Shares in connection with the Offer or otherwise how to act in connection with the Offer or any other matter.

The Board also considered the fact that on March 25, 2022, Moelis rendered an oral opinion to the Board, subsequently confirmed in writing, to the effect that, as of March 25, 2022, and based upon and subject to the assumptions, qualifications, matters and limitations set forth in its written opinion, the consideration proposed to be paid to the holders (other than Offeror and any of its affiliates) of Shares pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Moelis, dated March 25, 2022, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is attached as Exhibit (a)(27) to this Statement. Moelis provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinion of Moelis is not a recommendation as to whether any holder of Shares should tender its Shares in connection with the Offer or otherwise how to act in connection with the Offer or any other matter.

In short, the Board believes that it and Southwest Gas’ management can deliver more value to Southwest Gas stockholders than the Offer.

II.	The Offer is blatantly coercive and provides no protection for stockholders who do not tender. Mr. Icahn has a history of coercive actions towards minority stockholders.

The Offer provides no protection whatsoever to Southwest Gas stockholders who do not tender into the Offer. Indeed, Mr. Icahn makes no mention of any intention to effect a second step merger or otherwise offer terms or protections to remaining stockholders. Stockholders may feel compelled to tender, even if they believe that the Offer does not represent fair value, in order to avoid the chance of finding themselves as minority stockholders in a company with a new majority or controlling stockholder and an entirely new Board selected by Mr. Icahn, and potentially facing default on significant debt, as noted below. Further, Mr. Icahn has stated that, following the completion of the Offer, the Company may be delisted from the New York Stock Exchange and the remaining outstanding shares deregistered (in which case Southwest Gas would no longer be required to file reports with the SEC). In addition, as described by Mr. Icahn in the Offer, “depending upon the number of Shares purchased and the number of remaining holders of Shares, the purchase of Shares pursuant to the Offer may adversely affect the liquidity and market value of the remaining Shares held by the public.” These events would almost certainly lead to a substantial decline in value of the remaining outstanding Shares. In addition, minority stockholders have frequently complained about Mr. Icahn’s tactics, and these tactics have at times led to protracted and costly litigation with minority stockholders, including situations involving Voltari Corporation, CVR Energy, Lions Gate Entertainment Corporation and XO Holdings.

III.	The track record of Mr. Icahn, as well as the quantity and nature of the conditions to the Offer, create significant uncertainty and risk.

The Board believes that Mr. Icahn’s poor track record in similar situations, coupled with the numerous conditions to the Offer, create significant uncertainties about the Offer.

•

Mr. Icahn has an extremely poor track record of completing transactions in similar situations. According to publicly available data, since 2000, affiliates of Mr. Icahn have commenced numerous tender offers to acquire at least a majority of the outstanding shares of other public companies that were not in bankruptcy proceedings at the time. Mr. Icahn and his affiliates failed to consummate all but two of these tender offers.

•

The Offer contains a long list of conditions. As described in “Item 2. Identity and Background of Filing Person—Tender Offer”, the Offer is subject to numerous conditions, many of which are ambiguously written, thereby making it unclear as to what Mr. Icahn’s obligations are to close the Offer. These conditions include, among others, the following, many of which are outside the control of Southwest Gas and Mr. Icahn:

•	Board Condition

•	No Injunction Condition

•	No External Events Condition

•	No Challenge Condition

•	No Events Outside of the Ordinary Course Condition

•	No Competing Offer Condition

•	Rights Plan Condition

•	Dominant Stockholder Condition

•	Equity Condition

•

The conditions give Mr. Icahn wide latitude not to consummate the Offer. According to the Offer, each of the foregoing conditions are for the sole benefit of Mr. Icahn and may be asserted by Mr. Icahn in his sole discretion regardless of the circumstances giving rise to any such condition failing to be satisfied and may be waived by Mr. Icahn, in whole or in part, at any time and from time to time, prior to the expiration of the Offer. In other words, the Offer states that Mr. Icahn may assert whenever he chooses, for any reason he chooses, that a condition has not been satisfied, and such determination will not be subject to challenge. For example, Mr. Icahn could claim that the No Events Outside of the Ordinary Course Condition is not satisfied if there is any acquisition of assets or disposition of assets by Southwest Gas since the date of the Offer – this would include Southwest Gas’ acquisition of MountainWest, which was completed after the commencement of the Offer. The Board believes that the effect of these conditions is that Southwest Gas stockholders cannot be assured that Mr. Icahn will consummate the Offer.

•

Mr. Icahn can amend the Offer in any respect. Mr. Icahn expressly reserves the right to amend the Offer in any respect—including by decreasing the offer price or by changing the number of Shares being sought or the type of consideration—at any time before it expires

IV.

The Offer is highly illusory and it is very unlikely that stockholders will ever receive any Offer consideration. We cannot predict the consequences of seeking to close the Offer without obtaining state regulatory approvals.

The Offer is highly conditional and illusory and stockholders should not be deceived into thinking that they will ever receive any Offer consideration, whether on the Expiration Date, or otherwise. The Offer is conditioned on, among other things, satisfaction of the Board Condition and the Equity Condition. Furthermore, we cannot predict the consequences of seeking to close the Offer without obtaining state regulatory approvals.

Regulatory approval is required for Mr. Icahn and his affiliates to acquire more than 25% of Southwest Gas’ outstanding Shares, and Mr. Icahn has indicated that he planned to seek the requisite regulatory approvals to seat a majority of the Board—i.e., satisfy the Board Condition. Mr. Icahn admits this in public filings and had previously conditioned the Offer on receiving the necessary regulatory approvals. Mr. Icahn announced that he removed his “regulatory condition” – but the conditionality remains (the Board Condition can only be satisfied to the extent that, in Mr. Icahn’s words, he obtains the applicable regulatory approvals). While Mr. Icahn now states that “there are no outstanding required regulatory approvals to the closing of the Offer”, in connection with his proxy contest, he continues to litigate the ability to call a special meeting of Southwest Gas stockholders to the extent that he has not obtained the applicable regulatory approvals by the time of the 2022 Annual Meeting. Mr. Icahn’s Special Meeting Proposal and associated litigation is a direct contradiction of his assertion that the closing of the Offer does not require regulatory approvals. If Mr. Icahn cannot seat a majority of his slate, including if he does not obtain regulatory approval, then he can elect not to close the Offer.

In addition, instead of seeking the regulatory approvals necessary to acquire more than 25% of Southwest Gas’ outstanding Shares, Mr. Icahn has announced that he will be restructuring the Offer so that, if Shares are tendered that would result in Mr. Icahn and his affiliates owning more than 24.9% of the Shares, then all Shares in excess of 24.9% will be transferred to one or more trusts (“Trusts”), with the intended result being that neither Mr. Icahn and his affiliates, nor any of the Trusts, would directly hold more than a 24.9% ownership percentage in Southwest Gas (the “Trust Structure”). Notably, Mr. Icahn has been silent on whether the Trust Structure has been endorsed by any of the applicable regulatory authorities and, similarly, whether he intends to seek confirmation of the permissibility of the Trust Structure prior to closing the Offer. Southwest Gas believes that the Trust Structure does not obviate the need to obtain regulatory approvals, and Southwest Gas has no reason to believe the viability of the Trust Structure to avoid regulatory approvals has been endorsed by any applicable regulatory authority. If Mr. Icahn closes the Offer without the necessary approvals, we cannot predict the consequences, but they may include adverse impacts on the Company’s relationship with its regulators and on future rate cases, uncertainty about ownership and control of the Company and overhang on the market value of the Shares.

In addition, Mr. Icahn has made the Offer conditioned on the Equity Condition, a condition which is effectively impossible to satisfy given Southwest Gas’ publicly announced plans to raise equity as part of the permanent financing for the acquisition of MountainWest. Southwest Gas announced the intention to raise equity at the time it announced the acquisition of MountainWest – which occurred well before Mr. Icahn launched the Offer. Mr. Icahn has also conditioned the Offer on a series of broadly worded and vague conditions, each of which (in addition to the Board Condition and the Equity Condition) may be deemed satisfied in Mr. Icahn’s sole discretion at whatever time it pleases him, rendering the Offer illusory.

V.

Consummation of the Offer could trigger a default under Southwest Gas’ credit agreements and a mandatory repurchase offer for Southwest Gas’ outstanding 2041 senior notes. The Offer describes no plan to fund these liabilities or the resulting effects on Southwest Gas.

If Mr. Icahn consummates the Offer and acquires more than 50% of the outstanding Shares then a change of control event of default would be triggered under the Debt Documents (as defined below) of Southwest Gas Holdings Inc. and Southwest Gas Corporation. In such event, the lenders under the Debt Documents will have, among other rights, the right to cause all unpaid amounts under the Debt Documents to be immediately due and payable. As of December 31, 2021, approximately $2,239 million in aggregate principal amount of debt under the Debt Documents was outstanding.

In addition, if Mr. Icahn consummates the Offer and acquires more than 51% of the outstanding Shares then Southwest Gas Corporation will be required to make an offer to repurchase all of Southwest Gas Corporation’s outstanding 2041 Notes (as defined below) at a price equal to 100% of the principal of such notes plus a 1% premium on such principal amount, together with accrued interest. As of December 31, 2021, approximately $125 million in aggregate principal amount of 2041 Notes was outstanding.

In addition, if Mr. Icahn consummates the Offer, acquires more than 50% of the outstanding Shares and within 120 days a specified negative ratings event occurs, then MountainWest Pipeline, LLC will be required to make an offer to prepay all of the outstanding MountainWest CofC Notes (as defined below) at a price equal to 100% of the principal amount of such notes, together with accrued interest. As of December 31, 2021, approximately $250 million in aggregate principal amount of MountainWest CofC Notes was outstanding.

In addition, if a change of control is triggered under the Debt Documents or the 2041 Notes and the indebtedness thereunder is accelerated, lenders under the SWG Notes (as defined below) may accelerate the maturity of the outstanding indebtedness of Southwest Gas Corporation under the SWG Notes. As of December 31, 2021, approximately $2,282.5 million in aggregate principal amount of SWG Notes was outstanding.

In addition, if a change of control is triggered under the MountainWest CoC Notes and the indebtedness thereunder is accelerated, lenders under the MountainWest Notes (as defined below) may accelerate the maturity of the outstanding indebtedness of MountainWest Pipeline, LLC under the MountainWest Notes. As of December 31, 2021, approximately $180 million in aggregate principal amount of MountainWest Notes was outstanding.

Southwest Gas currently does not have sufficient cash on hand to fund the full amount of these liabilities. The Offer does not describe any plan, or source of funds, to finance these very significant liabilities that could result if the Offer is completed in accordance with its terms, nor does it describe the very serious consequences to Southwest Gas and its remaining minority stockholders that would result in the event Southwest Gas is unable to satisfy these liabilities, or is able to satisfy them only by refinancing the debt on disadvantageous terms. The prospect of holding a potentially delisted and unregistered minority equity interest in an insolvent entity is further evidence of the coercive nature of the Offer.

*****

ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER ANY SHARES PURSUANT TO THE OFFER.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and consulted with the Board’s financial and legal advisors.

In light of the number and variety of factors that the Board considered, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

After considering the totality of the information and factors involved, the Board has determined that the Offer is not in the best interests of Southwest Gas stockholders. Accordingly, the Board unanimously recommends that Southwest Gas stockholders reject the Offer and not tender any Shares pursuant to the Offer.

Item 8 Additional Information.

The disclosure in Item 8 under the subsection entitled Effect of the Offer on the Company’s Outstanding Indebtedness is hereby amended and restated in its entirety as follows:

Southwest Gas Holdings, Inc. and Southwest Gas Corporation are subject to the following outstanding indebtedness under debt instruments that contain change in control provisions that are triggered when a change in control occurs with respect to Southwest Gas Holdings, Inc.: (i) the Term Loan Agreement, dated March 23, 2021, between Southwest Gas Corporation, as the borrower, and The Bank of New York Mellon, as the administrative agent, (ii) the Amended and Restated Revolving Credit Agreement, dated April 10, 2020, between Southwest Gas Holdings, Inc., as the borrower, and The Bank of New York Mellon, as administrative agent, (iii) the Amended and

Restated Revolving Credit Agreement, dated April 10, 2020, between Southwest Gas Corporation, as the borrower, and The Bank of New York Mellon, as administrative agent, (iv) the reimbursement agreements entered into in connection with the letters of credit issued by Southwest Gas Corporation relating to the Industrial Development Revenue Bonds relating to Clark County, Nevada and City of Big Bear Lake, California, and (v) the 364-Day Term Loan Credit Agreement, dated November 1, 2021, between Southwest Gas Holdings, Inc., as the borrower, and JPMorgan Chase Bank, N.A., as the administrative agent (clauses (i)-(v), collectively, the “Debt Documents”) and (vi) Southwest Gas Corporation’s 6.10% Senior Notes due 2041 (the “2041 Notes”).

MountainWest Pipeline LLC is subject to the following outstanding indebtedness under debt instruments that contain change in control provisions that are triggered when a change in control occurs with respect to Southwest Gas Holdings, Inc. and within 120 days a specified negative rating event occurs: (i) 3.53% Senior Notes due 2028, and (ii) 3.91% Senior Notes due 2038 (clauses (i) and (ii), collectively, the “MountainWest CofC Notes”).

Under the Debt Documents, the change in control provisions are triggered when, among other triggers, (i) any person or group of associated persons acting in concert acquires an aggregate of more than 50% of the outstanding shares of voting stock of Southwest Gas Holdings, Inc., or (ii) if a majority of the Board are not the “Incumbent Board,” which is defined as members of the Board as of the effective date of the applicable Debt Document, or who subsequently became directors and whose election or nomination for election was approved by the majority of the Incumbent Board. In the event that the Icahn Group acquires more than 50% of the outstanding Shares, including as a result of the consummation of the Offer, and/or the majority of the Board is composed of the Icahn Slate after the 2022 Annual Meeting, and the nomination and election of such Board was not approved by the applicable Incumbent Board, then, under the Debt Documents, an event of default will occur, which will give the applicable lenders under the Debt Documents the right to exercise remedies, including to accelerate amounts owing under the Debt Documents.

Under the 2041 Notes, the change of control provisions are triggered when, among other triggers, (i) any person or group of associated persons acting in concert acquires an aggregate of more than 51% of the outstanding shares of voting stock of Southwest Gas Corporation or (ii) if a majority of the Board are not the “Incumbent Board,” which is defined as members of the Board as of the effective date of the date on which the 2041 Notes were issued or who subsequently became directors and whose election or nomination for election was approved by the majority of the Incumbent Board. In the event that the Icahn Group acquires more than 51% of the outstanding Shares, including as a result of the consummation of the Offer, and/or the majority of the Board is composed of the Icahn Slate after the 2022 Annual Meeting, and the nomination and election of such Board was not approved by the applicable Incumbent Board, then:, under the 2041 Notes, Southwest Gas Corporation will be required to make an offer to repurchase all of the outstanding 2041 Notes at a price equal to 100% of the principal amount of the 2041 Notes outstanding plus a premium equal to 1% of such principal amount, together with accrued and unpaid interest.

On January 13, 2022, the Board of Directors of Southwest Gas Holdings, Inc., constituting the “Incumbent Board”, adopted a Board resolution designating the Icahn Slate, should such slate of directors be elected by shareholders at the 2022 Annual Meeting, as continuing directors for the sole purpose of ensuring that the change in control provisions in the Debt Documents and the 2041 Notes are not triggered by the nomination (or election) to the Board of any member or members from the Icahn Slate at the 2022 Annual Meeting.

In no way does such action change the Board’s unanimous recommendation that holders of Shares REJECT the Offer and NOT TENDER any Shares pursuant to the Offer. The Board has determined that Icahn’s offer is inadequate, coercive, uncertain and illusory. In addition, such action does not constitute an endorsement or recommendation in favor of any member or members of the Icahn Slate.

Under the MountainWest CofC Notes the change of control provisions are triggered when, among other triggers, (i) any person or group of persons acting in concert together with affiliates thereof shall in the aggregate, directly or indirectly, control or own (beneficially or otherwise) more than 50% (by number of membership units) of the issued and outstanding membership interests of MountainWest Pipeline, LLC or otherwise directly or indirectly control or have the power to control the affairs and policies of the Company and (ii) within 120 days a specified negative ratings event occurs.

Southwest Gas Corporation issued the following notes which contain a cross acceleration provision triggered when amounts owing by Southwest Gas Corporation under its other material indebtedness (including the Debt Documents, the 2041 Notes or any other indebtedness (in excess of a specified outstanding principal amount ranging from $10 million to $50 million)) are accelerated following an event of default thereunder (including an event of default as a result of a change in control): (i) Southwest Gas Corporation’s 3.70% Senior Notes due 2028, (ii) Southwest Gas Corporation’s 4.15% Senior Notes due 2049, (iii) Southwest Gas Corporation’s 2.20% Senior Notes due 2030, (iv) Southwest Gas Corporation’s 3.18% Senior Notes due 2051, (v) Southwest Gas Corporation’s 3.875% Senior Notes due 2022, (vi) Southwest Gas Corporation’s 4.875% Senior Notes due 2043, (vii) Southwest Gas Corporation’s 3.8% Senior Notes due 2046, (viii) Southwest Gas Corporation’s 8% Debenture due 2026, (ix) Southwest Gas Corporation’s 7.78% medium-term notes due 2022, (x) Southwest Gas Corporation’s 7.92% medium-term notes due 2027, and (xi) and Southwest Gas Corporation’s 6.76% medium-term notes due 2027 (clauses (i)-(xi), collectively, the “SWG Notes”). Following acceleration of indebtedness under any such other indebtedness, the holders of more than 25% in principal amount of the applicable series of the SWG Notes and 2041 Notes at the time outstanding would have the right to accelerate all the SWG Notes or 2041 Notes of such series then outstanding.

MountainWest Pipeline, LLC issued the following notes which contain a cross acceleration provision triggered when amounts owing by MountainWest Pipeline, LLC under its other material indebtedness (including the MountainWest CofC Notes or any indebtedness (in excess of a specified outstanding principal amount of $50 million)) are accelerated following an event of default thereunder (including an event of default as a result of a change in control): 4.875% Senior Notes due 2041 (the “MountainWest Notes”). Following notice of the event of default by holders of 25% in principal amount of the applicable series of the MountainWest Notes, the holders of more than 33-1/3% in principal amount of the applicable series of the MountainWest Notes at the time outstanding would have the right to accelerate all the MountainWest Notes of such series then outstanding.

As of December 31, 2021: (i) Southwest Gas Holdings, Inc., Southwest Gas Corporation and MountainWest Pipeline, LLC had an aggregate principal amount of $5,076.5 million outstanding under the Debt Documents, the 2041 Notes, MountainWest CofC Notes, the SWG Notes and the MountainWest Notes, and (ii) Southwest Gas Holdings, Inc. and Southwest Gas Corporation had an aggregate principal amount of $411 million of unutilized borrowing commitments available under the Debt Documents that are revolving credit facilities.

Item 9 Financial Statements and Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(26)	Opinion of Lazard Frères & Co. LLC, dated as of March 25, 2022.

(a)(27)	Opinion of Moelis & Company LLC, dated as of March 25, 2022.

(a)(28)	Press Release, dated March 28, 2022, with respect to the Board’s Unanimous Rejection of Carl Icahn’s Revised Unsolicited Tender Offer.

(a)(29)	Press Release, dated March 28, 2022, with respect to the Company’s Letter to Stockholders.

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed on March 24, 2022.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SOUTHWEST GAS HOLDINGS, INC.

/s/ Thomas E. Moran
Date: March 28, 2022	Thomas E. Moran
Vice President/Corporate Secretary/Legal Counsel